Filed by Allurion Technologies Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Compute Health Acquisition Corp.

Commission File No.: 001-40001

Date: June 9, 2023

Disclaimer Forward-Looking Statements Certain statements, estimates, targets and projections in this presentation may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events or future performance of Allurion Technologies, Inc. (the “Company”). For example, projections of future revenue, costs of goods sold, gross profit, sales and marketing and general and administrative expenses and EBIT; anticipated growth in the industry in which the Company operates and anticipated growth in demand for the Company’s products; the launch of the Company’s products in new markets, regulatory approvals for its products, including any expanded label uses; the total addressable markets for the Company’s products; new product developments and offerings, including the Company’s digital health platform and artificial intelligence are forward-looking statements. In some cases, you can identify forward-looking statements through the use of words or phrases such as “pro forma”, “may”, “should”, “could”, “might”, “possible”, “project”, “target”, “strive”, “budget”, “forecast”, “intend”, “estimate”, “anticipate”, “predict”, “potential”, “believe”, “will likely result”, “expect”, “continue”, “will”, “anticipate”, “seek”, “estimate”, “intend”, “plan”, “projection”, “would” and “outlook”, or the negative version of those words or phrases or other comparable words or phrases of a future or forward‐ looking nature. These forward- looking statements are not historical facts and are based upon estimates and assumptions that, while considered reasonable by the Company and its management are inherently uncertain. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.. All information set forth herein speaks as of the date hereof unless otherwise indicated and the Company disclaims any intention or obligation to update any forward-looking statements or other information as a result of events occurring after this presentation. Projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not, and are likely not to, reflect actual results. Industry and Market Data Unless otherwise indicated, information contained in this presentation concerning the Company’s industry, competitive position and the markets in which it operates is based on information from independent industry and research organizations, other third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third‐ party sources, as well as data from the Company’s internal research, and are based on assumptions made by the Company upon reviewing such data, and the Company’s experience in, and knowledge of, such industry and markets, which the Company believes to be reasonable. While the Company believes that such third party information is reliable, the Company has not independently verified, and makes no representation as to the accuracy or completeness of, such third party information. In addition, projections, assumptions and estimates of the future performance of the industry in which the Company operates and the Company’s future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by the Company. Trademarks The trademarks, service marks, trade names and copyrights included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

We have one goal: End Obesity

Allurion Aims to Solve One of the Biggest Problems in Healthcare, is Growing at an 4 Exceptional Rate, and is Nearing Several Multi-Billion Dollar Catalysts Obesity is one of the biggest unmet medical needs in the world and new GLP-1 drugs 1 1 have unlocked a $50B+ revenue opportunity Allurion delivers on average 30 pounds of weight loss and remission of Type 2 Diabetes in 2 2 just 4 months and 95% weight maintenance at 1-year 3 100,000+ patients treated in established distribution channels with clear path to 80%+ margins 4 Expanding generative AI platform with launch of Coach Iris, a 24/7 GPT-powered health coach Additional regulatory approvals, product pipeline, and digital platform expansion are 5 catalysts for future opportunities Sources: 1) Morgan Stanley, “Unlocking the Obesity Challenge: a >$50BN Market”; 2) Obes Surg. 2020; 20(9):3354-62. Ienca et al. Obesity Week 2020 and 2021.

Allurion Is Going Public With Wind At Its Sails Key Milestones Record High Revenue FDA Trial Launch No safety signals Enrollment at 75% and ahead of schedule 100,000+ $64 patients in 50+ countries SAB Additions 2.5 million $38 app sessions in 2022 Regina Bob Barzilay Langer $20 78% $13 gross margin in 2022 New Data $7 $3 Crossed 15% $1 weight loss barrier 15%+ 40+ 2016 2017 2018 2019 2020 2021 2022 Presented at weight loss SAGES and ECO patents issued

The Problem

Why We Believe Other Weight Loss Innovations Fail 7 Poor High Poor Limited Flawed Go- Experience Risks Economics Channels To-Market Execution Lack of remote Invasive procedures Bariatric surgery Most providers lack Previous companies patient monitoring are inherently risky is estimated to be infrastructure and failed to embrace and behavior in a high BMI $15,000 training to deliver modern-day digital 1 2 modification population out-of-pocket comprehensive advertising and weight loss account training techniques to Drugs are estimated drive growth to be $1,000 per 3 month (1) ASA, https://www.asahq.org/madeforthismoment/preparing-for-surgery/risks/obesity/. (2) ObesityCoverage.com, https://www.obesitycoverage.com/weight-loss-surgery-insurance-coverage-and-costs/. (3) GoodRx, https://www.goodrx.com/wegovy.

The Time is Now: GLP-1 Drugs Created Unprecedented Interest in Weight Loss and Unlocked a $50 Billion Revenue Opportunity Obesity: $50B+ Revenue Market by 2030 GLP-1s Made Obesity Mainstream GLP-1 Drug Approvals 2015 2017 2019 2021 2022 *Sources: Morgan Stanley, “Unlocking the Obesity Challenge: a >$50BN Market”

GLP-1 Drugs Face Several Challenges Allurion Can Capitalize Upon 9 Poor High High Weight Experience Risks Costs Re-Gain Weekly injection Thyroid cancer $1,000 per month Weight is re- associated with with limited gained quickly if 2 long-term use insurance drugs are Real-world drop- 4 5 coverage stopped out rates of 1 45-65% 9.8% serious adverse event 3 rate Loss of muscle 3 mass Sources: 1) Weiss et al. BMJ Open Diab Res and Care 2022;10:e002517. 2) Bezin et al. Diabetes Care 2023;46(2):384-91. 3) Wilding et al. N Engl J Med 2021;384:989–1002. 4) GoodRx, https://www.goodrx.com/wegovy. 5) Wilding et al. Diabetes Obes Metab. 2022;24(8): 1553-64.

Our Solution

The Allurion Program Combines a Revolutionary Medical Device, Cutting-Edge 11 Digital Therapeutic, and Behavior Change Program “Honeymoon from Hunger” ® The Allurion Balloon Allurion Iris AI Platform Behavior Change Program The world’s first and only AI-powered digital therapeutic and Clinically proven program featuring procedureless™ weight loss device remote patient monitoring solution 150 weight loss actions Swallowed and passed Seamlessly integrated into the Aims to deliver weight loss for life 4 months later weight loss program

AI in Action: The Success Predictor 12 Proprietary algorithm trained on millions of data points from over 7,000 Allurion patients Identifies “off-track” patients as early as 20 days into the Program Enables providers to intervene sooner and get patients back on track © 2021 ALLURION TECHNOLOGIES - PROPRIETARY INFORMATION – CONFIDENTIAL

Meet Coach Iris: Coming 2H-23 13 A 24/7 Weight Loss Coach Powered by ChatGPT Fine-Tuned to the Allurion Behavior Change Program Key Features 24/7 weight loss coach Powered by ChatGPT Trained on the proprietary Allurion Behavior Change Program and millions of data points on weight, activity, sleep, and heart rate Designed to support long-term weight loss and maintenance

Using Generative AI, Coaching Can Be Fully Personalized Across 50 Markets 14 B2C Vision B2B Vision Build an infinite army of 24/7 Create custom, 24/7 weight loss weight loss coaches personalized coaches tailored to individual to each consumer and localized to physician practices that augment each of our 50+ markets human providers

Allurion Patients Achieve 30 Pounds of Life-Changing Weight Loss on Average and 15 Keep 95% of it Off at 1-Year Diabetes Remission Weight Loss Weight Maintenance 95% -1.5 at 12 HbA1c months 30 pounds with 1 balloon at 4 months -1.5 in HbA1c in diabetics 30 pounds 29 pounds -1.1 at 4 months at 12 months in HbA1c 50 pounds with in prediabetics 2 balloons at 12 months Sources: Obes Surg. 2020; 20(9):3354-62. Ienca et al. Obesity Week 2020 and 2021. All values shown on slide are means.

New Clinical Studies Report 15%+ Weight Loss 16 Boosting Long-Term Balloon + Drug: Results A New Paradigm 232 patient study with 1- 181 patient study combining year follow-up Allurion Balloon with GLP-1 weight loss drug Allurion Balloon therapy for the first 4 months with 19% total body weight ongoing lifestyle loss at 8 months modification after balloon passage First multi-center study on balloon + drug combination 17% total body weight therapy demonstrating loss at 1 year significant synergies Sources: Raftopoulos and Rajkumar, SAGES 2023; Ienca et al, ECO 2023.

Future Opportunities

Our 3-Year Strategy 18 Expand revenues in existing markets Launch in new markets Expand our platform to engage patients for a lifetime © 2021 ALLURION TECHNOLOGIES - PROPRIETARY INFORMATION – CONFIDENTIAL

Expand Revenues in Existing Markets 19 Even at 100% CAGR, our TAM is still untapped 80-200+% CAGR High growth across all <0.2% penetration rate globally in top direct markets regions globally France Spain UK 5000 0.10% 8000 0.30% 3500 0.06% 4500 0.09% 7000 3000 0.25% 0.05% 4000 0.08% 6000 2500 3500 0.07% 0.20% 0.04% 5000 3000 0.06% 86% 89% 2000 227% 2500 CAGR 0.05% 4000 CAGR 0.15% 0.03% CAGR 1500 2000 0.04% 3000 0.10% 0.02% 1500 0.03% 1000 2000 1000 0.02% 0.05% 0.01% 500 1000 500 0.01% 0 0.00% 0 0.00% 0 0.00% 2017 2018 2019 2020 2021 2017 2018 2019 2020 2021 2017 2018 2019 2020 2021 Balloons Sold Penetration Balloons Sold Penetration Balloons Sold Penetration Reaching 1% penetration in just existing markets today translates to ~$500M of annual revenue

Anticipated Launches in High Potential New Markets* 20 Future Market Openings Will Drive Continued Growth 700M 1.1B 1.3B 2 Billion Across 44 countries 2021 2022 2023 2024+ Source: Allurion Market Research. *Values denote estimated number of individuals with BMI 25+ in launched territories. Only select countries are listed.

21 IDE for AUDACITY Trial Has Been Approved by FDA Enrollment begun in May 2022 W0 W16 W24 W40 W48 Balloon 1 Break Balloon 2 Break Moderate Intensity Lifestyle Therapy Treatment Group (n = 250) Moderate Intensity Lifestyle Therapy Control Group (n = 250) Co-Primary 50% responder rate 3.0% total body weight loss (TBWL) Endpoints: (>5% TBWL) at 48 weeks superiority margin at 48 weeks Open-label, sequential balloon Conservative 48-week endpoint design is expected to boost sample size may open door to weight loss and durability and powering reimbursement IDE = Investigational Device Exemption

Sequential Use of Allurion Balloon 22 In a study of 42 patients, sequential balloon use led to an average weight loss of 22kg at 1-year Balloon #1 Break Balloon #2 Responder Rate 0.0 % of Patients %TBWL ≥5% 100% -5.0 -14% 97.6% ≥10% -10.0 +2% ≥20% 64.7% -15.0 -10% 26.1% ≥30% -20.0 -23% -25.0 % Total Body Weight Loss -30.0 Sources: Ienca et al. Sequential Elipse Balloon Treatment: 1-Year Weight Loss Results Approximate Bariatric Surgery Results. % Total Body Weight Loss

Allurion is Building an AI-Powered, Full-Stack Weight Loss Platform 23 AI-powered Coaching and RPM BALLOON AI-powered AI-powered Treatment Treatment Selection Pathing PATIENT MEDICATION SURGERY

Key Highlights 24 Strong Competitive Moat with Large Addressable Market with 1 4 Broad Patent Coverage Creates a tailwinds created by GLP-1s High Barrier to Entry Going Public with Seasoned Fast and Sustainable Weight Loss 2 5 Experience Powered by AI Strategic and Financial Partners Regulatory Approvals, Digital Growing at an Exceptional Rate 3 6 Platform Expansion, and Pipeline with Clear Path to 80%+ Margins will Fuel Profitable Future Growth © 2023 ALLURION TECHNOLOGIES - PROPRIETARY INFORMATION – CONFIDENTIAL